CF B.V.

Prins Bernhardplein 200, 1097 JB

Amsterdam, The Netherlands

May 23, 2016

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Application for Withdrawal of Registration Statement
on Form S-4 (File No. 333-207847)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), CF B.V. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-4 (File No. 333-207847), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). Such registration statement, filed initially with the Commission on November 6, 2015 and amended on December 23, 2015, has not been declared effective by the Commission.

The Company has entered into a Termination Agreement, dated as of May 22, 2016, with CF Industries Holdings, Inc., Finch Merger Company LLC and OCI N.V., under which the parties terminated their Combination Agreement, dated as of August 6, 2015, as amended, as a result of which termination the proposed offering of the Company’s ordinary shares to be registered under the Registration Statement will not occur. Because the proposed offering will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a) under the Securities Act. No securities were sold in connection with the offering.

The Company understands that the filing fee associated with the Registration Statement may be offset against filing fees due for subsequent registration statements in accordance with Rule 457(p) under the Securities Act.

Very truly yours,

CF B.V.

By:	/s/ Douglas C. Barnard
Douglas C. Barnard
Managing Director